

SE 10035293 MISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

CM

| SEC FILE NUMBER |
|---|
| 8- 65912 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EQUIBASE CAPITAL MARKETS, LLC

SEC Mail Mail Processing Section

MAR 01 2010

Washington, DC 106

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 North Ashland Avenue, Suite 600
(No. and Street)

Chicago (City) IL (State) 60622 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven I. Ross (773) 489-7600
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

225 W. Washington, Suite 2700 (Address) Chicago (City) IL (State) 60606 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

JO 3/16/2010

# OATH OR AFFIRMATION

I, Steven I. Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EQUIBASE CAPITAL MARKETS, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
PATRICIA A SCHULZ
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/18/13


Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Equibase Capital Markets, LLC

## Contents

plante moran

**Plante & Moran, PLLC**
Suite 2700
225 W. Washington
Chicago, IL 60606
Tel: 312.899.4460
Fax: 312.726.3262
plantemoran.com

# Independent Auditor's Report

To the Member
Equibase Capital Markets, LLC

We have audited the accompanying balance sheet of Equibase Capital Markets, LLC (the "Company") as of December 31, 2009 and the related statements of operations, member's equity, changes in subordinated borrowings to the claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equibase Capital Markets, LLC at December 31, 2009 and the results of its operations, changes in member's equity, changes in subordinated borrowings to the claims of general creditors, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Plante & Moran, PLLC

February 19, 2010

# Equibase Capital Markets, LLC

## Balance Sheet
## December 31, 2009

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 15,105 |
| Other assets | | 246 |
| Total assets | **$** | **15,351** |
| **Liabilities and Member's Equity** | | |
| **Liabilities** - Accounts payable and accrued expenses | $ | 7,526 |
| **Member's Equity** | | 7,825 |
| Total liabilities and member's equity | **$** | **15,351** |

See Notes to Financial Statements.

# Equibase Capital Markets, LLC

## Statement of Operations
## Year Ended December 31, 2009

| | | |
|---|---|---|
| **Expenses** | | |
| Professional fees | $ | 18,951 |
| Regulatory fees | | 2,411 |
| Other expenses | | 514 |
| Total expenses | | 21,876 |
| **Other Income** | | - |
| **Net Loss** | **$** | **(21,876)** |

See Notes to Financial Statements.

# Equibase Capital Markets, LLC

## Statement of Member's Equity
## Year Ended December 31, 2009

| | | |
|---|---|---|
| **Balance** - January 1, 2009 | $ | 24,701 |
| Net loss | | (21,876) |
| Member's contributions | | 5,000 |
| **Balance** - December 31, 2009 | **$** | **7,825** |

See Notes to Financial Statements.

# Equibase Capital Markets, LLC

## Statement of Changes in Subordinated Borrowings to the Claims of General Creditors Year Ended December 31, 2009

| | |
|---|---|
| **Subordinated Borrowings** - January 1, 2009 | $ - |
| Issuance of subordinated borrowings | - |
| Payments of subordinated borrowings | - |
| **Subordinated Borrowings** - December 31, 2009 | $ - |

See Notes to Financial Statements.

# Equibase Capital Markets, LLC

## Statement of Cash Flows
## Year Ended December 31, 2009

| | | |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net loss | $ | (21,876) |
| Adjustments to reconcile net loss to net cash from operating activities - | | |
| Changes in operating assets and liabilities which provided (used) cash: | | |
| Other assets | | (74) |
| Accounts payable - Affiliates | | - |
| Accounts payable and accrued expenses | | 5,587 |
| Net cash used in operating activities | | (16,363) |
| **Cash Flows from Financing Activities** - Member's contributions | | 5,000 |
| **Net Decrease in Cash** | | (11,363) |
| **Cash** - Beginning of year | | 26,468 |
| **Cash** - End of year | **$** | **15,105** |

See Notes to Financial Statements.

### Note 1 - Nature of Business and Significant Accounting Policies

**Organization** - Equibase Capital Markets, LLC (the "Company"), an Illinois limited liability company, was organized on March 17, 2003. The Company is a broker-dealer registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority (FINRA). The Company primarily engages in private placement and consulting services. The Company is wholly owned by Equibase Capital Group, LLC.

**Limited Liability** - As a limited liability company, the member has limited liability.

**Basis of Accounting** - Equibase Capital Markets, LLC maintains its accounting records and prepares its financial statements on the accrual basis of accounting.

**Use of Estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**Income Taxes** - No income tax provision has been recorded in the financial statements since income or loss of the Company is required to be reported by the member on the member's income tax return.

**New Accounting Pronouncement** - ***FASB Accounting Standards Codification*** - As a result of this pronouncement, which became effective September 15, 2009, references to GAAP pronouncements issued by the FASB in these footnotes are to the FASB Accounting Standards Codification (ASC), which is sometimes referred to as the Codification or ASC. The Codification does not change how the Company accounts for its transactions or the nature of related disclosures made. However, when referring to GAAP, the Company refers to topics in the ASC. We have updated references to GAAP to reflect the guidance in the Codification.

**Subsequent Events** - The financial statements and related disclosures include evaluation of events up through and including February 19, 2010, which is the date the financial statements were issued.

### Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 and 2/3 percent of "aggregate indebtedness", as defined. At December 31, 2009, the Company had net capital and net capital requirements of $7,578 and $5,000, respectively.

# Additional Information

# Equibase Capital Markets, LLC

## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2009

| | | |
|---|---|---|
| **Net Capital** - Total member's equity | $ | 7,825 |
| **Deductions** - Nonallowable assets from the statement of financial condition | | |
| Other assets | | (246) |
| Stock warrants | | - |
| Haircut on securities | | - |
| **Net Capital** | | 7,579 |
| **Minimum Net Capital Requirement** | | 5,000 |
| **Excess Net Capital** | $ | **2,579** |
| **Excess Net Capital 1000%** | $ | **6,826** |
| **Total Aggregate Indebtedness Net of Subordinate Debt** | $ | **7,527** |
| **Ratio of Aggregate Indebtedness to Net Capital** | | **99.31%** |
| Net capital from unaudited FOCUS report | $ | 7,825 |
| Changes in unallowed assets in computing net capital | | - |
| Accounts receivable - Trade | | - |
| Debt securities | | - |
| Adjusted net capital | $ | **7,825** |

## Claim for Exemption Under Rule 15c3-3
## December 31, 2009

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii). The Company did not handle customer cash or securities or proprietary accounts of introducing brokers during the year ended December 31, 2009 and does not have any customer accounts or PAIB accounts.

# Report on Internal Control

plante moran

**Plante & Moran, PLLC**
Suite 2700
225 W. Washington
Chicago, IL 60606
Tel: 312.899.4460
Fax: 312.726.3262
plantemoran.com

# Report on Internal Control

To the Member
Equibase Capital Markets, LLC

In planning and performing our audit of the financial statements of Equibase Capital Markets, LLC (the "Company") for the year ended December 31, 2009, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by Equibase Capital Markets, LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13, (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the board of governors of the Federal Reserve System, or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Member
Equibase Capital Markets, LLC

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on procedures performed, we believe that Equibase Capital Markets, LLC's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Plante & Moran, PLLC

February 19, 2010

# Equibase Capital Markets, LLC

**Financial Report**
**with Additional Information**
**(pursuant to SEC Rule 17a-5(d))**
**December 31, 2009**


plante
moran